SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
[December 14, 2005]
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

SIGNATURES
METSO TO SUPPLY WORLD’S HIGHEST CAPACITY PULP DRYING LINE TO SUZANO BAHIA SUL IN BRAZIL

SIGNATURES
Date December 14, 2005
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

METSO TO SUPPLY WORLD’S HIGHEST CAPACITY PULP DRYING LINE TO SUZANO BAHIA SUL IN BRAZIL
(Helsinki, Finland, December 14, 2005) – Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Paper will deliver a pulp drying line including three complete baling lines to Suzano Bahia Sul Papel e Celulose S.A. in Brazil. The world’s highest capacity drying line is a part of Suzano Bahia Sul’s expansion project at the Mucuri mill in the state of Bahia. The value of the order is approximately EUR 100 million. Start-up is scheduled for the second half of 2007.
Metso Paper’s scope of delivery includes bleached stock screening, wet-end, dryer, high-speed cutter and three baling lines. The line will include the largest airborne dryer ever built, and the production of the line will be highest ever made on a single drying line. The trim width of the drying line will be 9,990 mm and the production capacity 3,340 tons of eucalyptus pulp per day.
Additionally, Metso Paper will provide engineering, procurement and construction services (EPC). A significant part of the delivery will be locally manufactured and pre-assembled in Metso’s production facilities in Sorocaba, Brazil.
The Brazilian company Suzano Bahia Sul Papel e Celulose S.A. manufactures eucalyptus pulp, paperboard, as well as both coated and uncoated wood-free printing and writing paper. The company’s current paper and paperboard production capacity is 820,000 tons per year and pulp production capacity is about 1.1 million tons per year.
Metso is a global technology corporation serving customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries. In 2004, the net sales of Metso Corporation were approx. EUR 4 billion, and it has some 22,000 employees in more than 50 countries. Metso’s shares are listed on the Helsinki and New York Stock Exchanges.
www.metso.com
For further information, please contact:
Jukka Sämpi, Senior Vice President, Pulp Drying, Fiber Business Line, Metso Paper,
tel. +358 204 82 9843
Pär-Erik Larsson, Area Vice President, Fiber Business Line, Metso Paper,
tel. + 55 15 2102 9816
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation,
tel. +358 20 484 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.